                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                     ------------------------------------

                               SCHEDULE 14D-9/A

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)

                     ------------------------------------

                     FOX STRATEGIC HOUSING INCOME PARTNERS
                           (Name of Subject Company)


                     FOX STRATEGIC HOUSING INCOME PARTNERS
                       (Name of Person Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                     (Cusip Number of Class of Securities)

                     ------------------------------------

                            WILLIAM H. JARRARD, JR.
                                   PRESIDENT
                      FOX CAPITAL MANAGEMENT CORPORATION
                         ONE INSIGNIA FINANCIAL PLAZA
                       GREENVILLE, SOUTH CAROLINA 29602
                                (864) 239-2854
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)


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         This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") originally filed with the Commission on August 28, 1997 by Fox Strategic Housing Income Partners, a California limited partnership (the "Partnership"), relating to the tender offer by IPLP Acquisition I LLC (the "Purchaser") to purchase up to 11,750 of the outstanding units of limited partnership interest ("Units") in the Partnership, at $260.00 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer") attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1 originally filed with Commission by the Purchaser on August 28, 1997. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         On September 5, 1997, persons claiming to own Units filed a complaint with respect to a purported class action and derivative suit in the Court of Chancery in the State of Delaware in and for New Castle County (the "Delaware Complaint") seeking, among other things, compensatory damages, a declaration that the defendants have breached their fiduciary duties to the limited partners of the Partnership, an order directing the defendants to carry out their fiduciary duties and an order enjoining the Offer.

         The Delaware Complaint applies to the Offer and to five other tender offers being made by the Purchaser and affiliates of Insignia Financial
Group, Inc. ("Insignia") for units of limited partnership interest in other limited partnerships in which other affiliates of Insignia serve as general partners. The Delaware Complaint names as defendants the Purchaser, Insignia and Insignia Properties, L.P. ("IPLP"), an affiliate of Insignia. The
Delaware Complaint contains allegations that, among other things, the defendants have intentionally mismanaged the Partnership and the five other Partnerships and acted contrary to the limited partners' best interests, by manipulating the limited partners into selling their units pursuant to the Offer and the five other tender offers for substantially lower prices than the units are worth. In the Delaware Complaint, the plaintiffs also allege that, as a result of the Offer and in light of the acknowledged conflict of interest between the Purchaser and the General Partner, Insignia breached its duty to provide an independent analysis of the fair market value of the Units in the Offer to Purchase and the related tender offer materials (including the Statement). The Delaware Complaint contains further allegations that, among other things, the defendants failed to appoint a disinterested committee to review the Offer, and therefore did not adequately consider other alternatives available to the limited partners (such as a liquidation or auction of the Partnership or its assets), resulting in an offer that may not be in the best interest of the Partnership and the limited partners.

         On September 8, 1997, persons claiming to own Units, filed a complaint with respect to a purported class action and derivative suit in the Superior Court for the State of California for the County of San Mateo (the "Kline Complaint") seeking, among other things, an order requiring corrections to the disclosures in the Offer to Purchase and enjoining the Offer, an order requiring the defendants to disclose their fiduciary duties to the limited partners of the Partnership by seeking other transactions that would maximize value for the limited partners of the Partnership and compensatory damages.

         The Kline Complaint applies to the Offer and to five other tender offers being made by the Purchaser and affiliates of Insignia for units of limited partnership interest in other limited partnerships in which other affiliates of Insignia serve as general partners. The Kline
Complaint names as defendants the Purchaser, Insignia and each of the affiliates of Insignia, including Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Fox Partners VIII (the "General Partner") and the five other Insignia-affiliated general partners, and one individual who is an officer and director of Insignia. The Kline Complaint contains allegations that, among other things, the defendants have intentionally mismanaged the Partnership and the five other partnerships (the "Partnerships") and acted contrary to the limited partners' best interests, through use of non-public material information gained as a result of the relationship between the Purchaser and the general partners of the Partnerships, in order to prolong the lives of the Partnerships and thus continue the revenue derived by Insignia from the Partnerships, while at the same time reducing the demand for the Partnerships' units in the limited resale market for the units by artificially depressing the trading prices for the units in order to create a favorable environment for the Offer and the five other tender offers. In the Kline Complaint, the plaintiffs also allege that, as a result of the Offer, the Purchaser will acquire effective voting control over the Partnerships at highly inadequate prices, and that the Offers to Purchase and related tender offer documents contain numerous false and misleading statements and omissions of material facts. The alleged misstatements and omissions concern, among things, the advantages to limited partners of tendering Units pursuant to the Offer; the description of the Estimated Liquidation Value in the Offer to Purchase and the estimated expenses that were taken into account in computing that Value; the true financial condition of the Partnership and the ability to sell or refinance any of the Partnership's properties; the factors affecting the likelihood that properties owned by the Partnerships will be sold or liquidated in the near future; the liquidity and value of the Units; the limited secondary market for Units; and the true nature of the market for the underlying assets.


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         On September 10, 1997, persons claiming to own units of limited partnership interest in the Partnership ("Units") filed a complaint with respect to a purported class action and derivative suit in the Superior Court for the State of California for the County of Alameda (the "Heller Complaint") seeking, among other things, an order enjoining the Offer, an order requiring the defendants to discharge their fiduciary duties to the limited partners of the Partnership (the "Limited Partners") by, among other things, engaging independent persons to act in the best interests of the Limited Partners and by seeking other transactions that would maximize value for the Limited Partners, an order requiring the defendants to explore other alternatives to the tender offers and compensatory damages.

         The Heller Complaint applies to the Offer and to five other tender offers being made by affiliates of Insignia for units of limited partnership interest in other limited partnerships in which other affiliates of Insignia serve as general partners. The Heller Complaint names as defendants the Purchaser, Insignia and each of the affiliates of Insignia, including IPLP, IPT, the General Partner and the five other Insignia-affiliated general partners. The Heller Complaint contains allegations that, among other things, the defendants have intentionally mismanaged the Partnership and the five other partnerships (the "Partnerships") and acted contrary to the limited partners' best interests, through use of non-public material information gained as a result of the relationship between the Purchaser and the general partners of the Partnerships, and failed to adequately consider other alternatives available to the Partnerships, such as a sale or liquidation of the Partnerships' properties, or to hire an independent person to advise the general partners as to such alternatives. In the Heller Complaint, the plaintiffs also allege that, as a result of the Offer, the Purchaser will acquire effective voting control over the Partnerships at highly inadequate prices, and that the Offers to Purchase and related tender offer documents contain numerous false and misleading statements and omissions of material facts. The alleged misstatements and omissions concern, among things, the advantages to Limited Partners of tendering
Units pursuant to the Offer; the true financial condition of the Partnership and the ability to sell or refinance any of the Partnership's properties; the factors affecting the likelihood that properties owned by the Partnership will be sold or liquidated in the near future; the liquidity and value of the Units; the limited secondary market for Units; the true nature of the market for the underlying assets; and the true intentions of Insignia and its affiliates with respect to the Units.

         Insignia and its affiliates believe that the allegations contained in the Delaware Complaint, the Kline Complaint and the Heller Complaint are without merit and intend to vigorously contest the Plaintiffs' actions.

                                       3

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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 1997


                                   FOX STRATEGIC HOUSING INCOME PARTNERS


                                        By: FOX PARTNERS VIII,
                                            its General Partner

                                        By: FOX CAPITAL MANAGEMENT CORPORATION,
                                            its General Partner


                                        By: /s/ WILLIAM H. JARRARD, JR.
                                           ------------------------------------
                                            William H. Jarrard, Jr.
                                            President and Director





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